UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4 )*


                          InterCounty Bancshares, Inc.
                          ----------------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                 45865 E 10 8
                                 ------------
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45865 E 10 8                   13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     B. Anthony Williams

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) ----
                                                    (b) ----

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER         -    220,098

6.  SHARED VOTING POWER       -      -0-

7.  SOLE DISPOSITIVE POWER    -    220,098

8.  SHARED DISPOSITIVE POWER  -      -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    220,098

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    14.2%

12. TYPE OF REPORTING PERSON*

    IN

Item 1(a).     Name of Issuer:

               InterCounty Bancshares, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               48 N. South Street
               Wilmington, Ohio  45177

Item 2(a).     Name of Person Filing:

               B. Anthony Williams

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               48 N. South Street
               Wilmington, Ohio  45177

Item 2(c).     Citizenship:

               United States

Item 2(d).     Title and Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number

               45865 E 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a)  [  ]  Broker or Dealer registered under Section 15 of the Act

               (b)  [  ]  Bank as defined in section 3(a)(19) of the Act

               (c)  [  ]  Insurance Company as defined in section 3(a)(19)
                          of the Act

               (d)  [  ]  Investment Company registered under section 8
                          of the Investment Company Act

               (e)  [  ]  Investment Advisor registered under section 203 of the Investment Advisers Act of 1940

               (f)  [  ]  Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee
                          Retirement Income Security Act of 1974 or
                          Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

               (g)  [  ]  Parent Holding Company, in accordance with
                          section 240.13d-1(b)(1)(ii)(G)

               (h)  [  ]  Group, in accordance with
                          section 240.13d-1(b)(1)(ii)(H)

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:
                    220,098

               (b)  Percent of Class:
                    14.2%

               (c)  Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:  220,098

                    (ii)  shared power to vote or to direct the vote:  -0-

                    (iii) sole power to dispose or to direct the disposition
                          of:  220,098

                    (iv) shared power to dispose or to direct the disposition of: -0-

Item 5.        Ownership of Five Percent or Less of a Class:

               Inapplicable

Item 6.        Ownership of More Than Five Percent on Behalf of Another
               Person:

               Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Inapplicable

Item 8.        Identification and Classification of Members of the Group:

               Inapplicable

Item 9.        Notice of Dissolution of Group:

               Inapplicable

Item 10.       Certification:

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.







Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.








January 29, 1998                               /s/ B. Anthony Williams
-----------------------------                  -----------------------
Date                                           B. Anthony Williams









                                  -5-